08000229

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 18, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated December 18, 2007

Enclosed is a copy of our News Release dated December 18, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 18, 2007 **For Immediate Release**

MODELLED VALUES OF US$43 TO US$70 PER CARAT FOR DO-27 BULK SAMPLE DIAMONDS

HIGHEST VALUE: 2 DIAMONDS, $1,900 (US) PER CARAT

AWAITING PRELIMINARY TECHNICAL ASSESSMENT REPORT (P.T.A)

UPDATE: LENNAC LAKE MOLYBDENUM PROSPECT

Dentonia Resources Ltd. (Dentonia), a 42.5% equity stakeholder in DHK Diamonds Inc., which in turn has a 10.77% contributing interest in the WO Diamond Project, including the DO-27 Kimberlite, has been advised by Peregrine as follows.

"Peregrine Diamonds Ltd. has recovered modelled diamond values of 2,075 carats worth of diamonds from the nine-hectare DO-27 kimberlite pipe, WO diamond project, Northwest Territories. The average modelled value ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51(U.S.) per carat. The valuation was completed in Antwerp, Belgium, under the supervision of WWW International Diamond Consultants Ltd., an internationally recognized diamond valuation and consultancy company. These valuation results, along with updated grade and geological information, will be used by Peregrine and Amec Americans Ltd. to complete the preliminary technical assessment (P.T.A) report, which will investigate the current economic potential of the DO-27.

Diamond valuation results

The cumulative 2,075-carat diamond parcel was acquired by large diameter, reverse-circulation bulk-sample drilling campaigns completed by Peregrine in 2005, 2006, and 2007. All of the diamonds valued are from the Main lobe and Northeast lobe pyroclastic kimberlite units. An additional 188 carats that were recovered from other minor, volumetrically insignificant, Northeast-lobe litholgies in 2006 and 2007 were not included in the valuation model as these lithologies may not be included in the final resource model. Detailed information on the three bulk sampling campaigns can be found in Peregrine press releases dated June 14, 2005, Sept. 5, 2006, and Sept. 18, 2007.

DO-27 DIAMOND VALUATION RESULTS

Bulk Sampling Program	Weight of valuation sample (carats) (1)	Largest diamonds (carats)	Base case diamond price model (U.S. dollars/carat) (2)	High diamond price model (U.S. dollars/carat) (2)	Low diamond price model (U.S. dollars/carat) (2)
2007	1,566	9.45, 7.03,6.03, 5.17, 4.84, 4.35, 4.19	$52	$72	$39
2006/2005	509(3)	7.11, 3.91, 2.34	$46	$62	$41
Combined	2,075 (4)		$51	$70	$43

1) Sample weights represent the total carat weight of diamonds present for valuation following the combination of individual subsamples and after acid cleaning.
2) As determined by WWW International Diamond Consultants.
3) Values from the WWW October, 2006, price book, as reported by Peregrine in Stockwatch on Nov. 6, 2006.
4) The combined sample was repriced and modeled based on the WWW Oct. 31, 2007 price book.

The modeled priced estimates for DO-27 represent an average diamond price in the rough diamond market in November 2007, that might reasonably be expected, based on standard production-scale recoveries of commercial-sized diamonds greater than one millimeter in size.

The most valuable diamonds in the 2007 parcel were a 4.35-carat fancy yellow octahedron and a 4.19-carat white stepped octahedron, both valued at $1,900 (U.S.) per carat.

In addition to determining a modeled average price, WWW showed a 1,123-carat parcel from the Main lobe PK lithology from the 2007 bulk sample to four other internationally recognized, Antwerp-based-rough diamond valuators in order to obtain additional market based, unmodelled valuations. This parcel was selected for spot-price valuation as it was the single largest representative parcel of Main lobe PK diamonds. Average October 2007, spot price for the 1,123 carat parcel are $46 (U.S.), $48 (U.S.), $52 (U.S.) and $56 (U.S.) per carat, respectively, were determined by the four groups whereas the average spot price determined by WWW was $46 (U.S.) per carat.

WWW believes it is highly unlikely that the modeled average price will be lower than the minimum values and that the high values should not be considered maximum values. The modeled average price is extremely sensitive to the value of large diamonds so there is a high degree of uncertainty in the modeled value of the carat parcel submitted for modeling contained only 22 stones greater than two carats and five stones greater than five carats.
Diamond-price models principally attempt to correct for an absence of large diamonds which are typically under-represented at this scale of bulk sampling. WWW commented that the bulk samples are still considered small for fully modelling the average dollar value per carat. Usually, the average diamond price from a bulk sample is lower than the average diamond price for the resource in a mining scenario. WWW has indicated that, for typical kimberlite diamond mines,

7,000 carats would usually give an unmodelled average price within 10 per cent of the true value of a production scenario and a 3,000-carat parcel, an unmodelled true value within 15 per cent.

Future work

Information from the 2005, 2006 and 2007 bulk sampling, core drilling and diamond-valuation programs is being used by AMEC to construct geological and resource models for DO-27. The results of that work will allow the completion of the PTA by AMEC. The PTA will investigate possible mining and processing scenarios for DO-27 based on geological and resource models. As reported in Peregrine's news release in Stockwatch on July 24, 2007, the PTA will include a study of alternative front-end processing techniques to take advantage of the soft, low-work index, characteristics of DO-27 kimberlite. The final completion of the PTA, and associated resource models, is expected in the second quarter of 2008. As part of the resource-model portion of the PTA, average grade and average per carat diamond values for DO-27 may be adjusted to optimize recovery cut-off sizes to better reflect mining and processing scenarios.

Though Peregrine and WWW recognize that a larger diamond parcel from DO-27 would result in higher confidence levels in the average diamond value, Peregrine believes that all the data currently in the hand are sufficient to allow a reasonable assessment of the economic potential of DO-27 in the PTA. Therefore, no additional bulk sampling campaigns are currently planned at DO-27 for the winter 2008 field season.

Dr. Jennifer Pell, PhD, PGeo, chief geoscientist for Peregrine, is the qualified person under National Instrument 43-101 for work in the DO-27 kimberlite. Dr. Pell monitored the valuation process in Antwerp for Peregrine. Howard Coopersmith, an internationally recognized consultant to the diamond industry, was Peregrine's external qualified person for the 2005, 2006 and 2007 bulk sampling programs. Quality control assurance protocols and procedures for the processing, transport, recovery, valuation and security of the diamonds conform to the industry standard chain of custody provisions and were reviewed and verified by both Peregrine's internal and external qualified person.

We seek Safe Harbor."

DHK Diamonds Inc. is up-to-date with its cash contributions to the WO Diamond Project.

Lennac Lake, B.C., Molybdenum Project Update

On December 13, 2007, at the Company's Annual General Meeting, Dentonia received a project update on the Lennac Lake molybdenum project from Don McIntyre, Ph. D., P. Eng. The second phase drill program is currently underway. A power point presentation of that update has been placed on Dentonia's website: www.dentonia.net.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 8, 2008 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated January 8, 2008

Enclosed is a copy of our News Release dated January 8, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 8, 2008 For Immediate Release

First 4 holes of the Phase 2 drilling program completed at
Lennac Lake Porphyry Cu-Mo Property
Quartz-Molybdenite veins intersected in a Feldspar Porphyry Intrusion

The Lennac Lake project is located in the Babine Porphyry copper district, where two past producing mines, Bell and Granisle, with respective mineral resources of 400Mt+, grading 0.44% Cu, and 125Mt+ grading 0.44% Cu, were located.

Previous historical work on the Lennac Lake property has defined 3 areas of Cu+/-Mo mineralization referred to as the West, East and Southeast zones within an area of roughly 3 square kilometers (see Property Map below). The West and to a lesser extent the East zone were drill tested by Amax Exploration in 1973 and 1974. The Southeast zone, which was discovered in the early 1990's had not been drill tested prior to the current drill program. Between August 15 and October 15, 639 metres of AQ diamond drilling in 9 short drill holes (none of which exceeded 100m in vertical depth), using a small portable drill, were completed in the Southeast Zone. Results of the first 5 drill holes were disclosed in a previous news release dated November 16, 2007 and indicated anomalous concentrations of Ag, Cu, Mo, and to a lesser extent Au occurring in clay altered volcanic rocks and feldspar porphyry dykes over a distance of 800 metres. Dentonia is still awaiting assay results for holes LL07-6 to LL07-9 from this initial program.

Grades from the first 5 AQ holes, in separate holes, were as high as 0.39% Cu, 115 g/t Ag, 0.85% Mo, and 715 ppb Au, over narrow widths varying between 2m to 37.7m.

Dentonia, encouraged by the extensive alteration and fine-grained sulphide mineralization intersected in the 9 short AQ drill holes, contracted Driftwood Diamond Drilling of Smithers B.C. to drill an additional 5,000 metres of NQ size core. A skid mounted diamond drill capable of drilling to depths of 600 metres was mobilized onto the property in late November. After some delay in obtaining a water truck to support the drilling, 4 NQ diamond drill holes totaling 1,230 metres were completed off a single drill pad (Table 1, Figure 1). This drilling was designed to test an area of quartz-molybdenite veining intersected in drill holes LL07-3 and LL07-4 (Figure 1). Drilling was suspended on December 18, 2007 for the Christmas break and was resumed on January 4, 2008.

Table 1. Phase 2 drilling, Lennac Lake Property.

Hole No.	Easting	Northing	Elevation	Depth	Azimuth	Inclination	Casing
LL07-10	673329	6068763	995	324.00	0	-90	6.09
LL07-11	673329	6068763	995	298.09	45	-55	6.00
LL07-12	673329	6068763	995	267.61	135	-55	6.00
LL07-13	673329	6068763	995	340.77	225	-45	6.00

Note: coordinates NAD83, UTM zone 9; all measurements in metres

Lennac Lake Porphyry Cu-Mo Property Map


670000 m
671000 m
672000 m
673000 m
674000 m
West Zone
East Zone
Mo Stockwork
SE Zone
Jacob
0
1000 m
Late Cretaceous
with pyrite
with chalcopyrite
chert breccia

Figure 1. Geological compilation map of the Lennac Lake property. Map prepared by D.G. MacIntyre from assessment report data. UTM projection, Zone 9, NAD83.

All 4 drill holes listed in Table 1 have been logged, split and sampled in a warehouse in Smithers B.C. Based on turnaround times for samples submitted from the earlier drilling program, Dentonia does not expect to receive assay results for these holes for at least 6 to 8 weeks. However, detailed logging of the core has been completed by D. MacIntyre, who reports that the upper 150 to 250 metres of these drill holes have intersected a fine-grained feldspar porphyry intrusion containing some banded quartz-molybdenite veins (Plate 1). This style of mineralization and the associated high-silica porphyritic intrusive rock are characteristic of classical porphyry molybdenum deposits. The fine-grained porphyry intrusion is cut by younger, coarse-grained quartz-biotite-feldspar porphyry dykes that do not carry molybdenite bearing veins. Both these intrusions and surrounding volcanic wallrock have a strong advanced argillic alteration overprint that post dates molybdenum mineralization. A west dipping fault was intersected in holes 10, 11, and 12 and appears to truncate the fine-grained feldspar porphyry at around 280 metres below surface in hole 10. Below the fault are hornfelsed volcanic rocks with strong prophylitic alteration. These rocks are interpreted to be proximal to an intrusive body which has not yet been intersected in the drilling completed to date. The next drill pad is located 334 metres south of the first site and will test an area of Cu-Mo-Ag-Au mineralization intersected in drill hole LL07-5 (Figure 1).


Dentonia Resources Ltd.
Lennac Lake Project
Southeast Zone
Drill Hole Plan
Dec. 13, 2007
673000 m
673200 m
673400 m
673600 m
673800 m
LL07-1
LL07-8
LL07-3
LL07-2
LL07-9
LL07-4
LL07-7
LL07-7a
LL07-5
LL07-6
LL07-11
298.1 m
-55
LL07-10
324.0 m
-90
LL07-12
267.8 m
-55
LL07-13
340.8 m
-45
altered lapilli tuff & breccia
altered lapilli tuff & breccia
feldspar porphyry
feldspar porphyry
Drill hole collar - Phase 2
Drill hole collar - Phase 1
Phase 1 drill hole
Phase 2 drill hole
Proposed
outcrop - andesite, tuff
outcrop - rhyolite breccia
old exploration road
old cat trail
0
200 m

Figure 1. Drill hole plan, Southeast zone, Lennac Lake property.



Plate 1. Banded quartz-molybdenite vein in fine-grained feldspar porphyry at 148.1 metres depth, drill hole LL07-10 (vertical drill hole).

Qualified Person

Don MacIntyre, Ph.D., P.Eng., Dentonia's qualified person under National Instrument 43-101 and a vendor of the property, has designed and conducted the Lennac Lake exploration program and has perused and approved the technical data disclosed above.

WO DIAMOND PROJECT

Purpose of the Preliminary Technical Assessment of the DO-27 ("PTA")

To expand on Dentonia's press release of December 18, 2007 and to explain the purpose of the PTA briefly; such a PTA will include preliminary capital and operating cost estimates, resource estimates, and methods of mining and processing of the kimberlite from the DO-27, and if positive, will be a precursor to a feasibility study.

The kimberlite from a DO-27 is very soft as the sample drift in 1994 indicated. The drift was abandoned due to this characteristic and the potential collapse of timber, which supported the drift, before the drift, in any substantial way, penetrated into the Main Lobe of the DO27. This characteristic was subsequently confirmed by the large diameter reverse circulation drilling in 2005, 2006, and 2007.

Enough data, including grade of the Main Lobe of the DO27, 0.89 ct/tonne, and average model value of the 2,075 carat diamond parcel recovered by the large diameter reverse drilling in 2005, 2006, and 2007, \$43 (US) to \$70 (US) per carat, with a base case of \$51 (US) per carat, appears to be sufficient to complete such a PTA during the second quarter of 2008.

This PTA will also investigate alternative front-end processing techniques such as washing part of the soft kimberlite away, thereby removing between 50% to 90% of the barren kimberlite and increasing the remainder of the kimberlite to better grades, before any further processing takes place. Preliminary tests have confirmed such a possibility. Such an approach may substantially reduce the operating cost of mining and processing the kimberlite from DO27 and turn it into economic deposit of substantial size; the DO27 has a surface area of 9 hectares.

DHK Diamonds Inc. with a 10.77% contributing interest, in which Dentonia has a 42.5% equity interest, is up to date with its contributions and does not expect any further budget proposals or cash calls until the PTA is completed.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Mt = million tones,
ppm = parts per million
ppb = parts per billion

END